NEWS RELEASE

January 29, 2008

Symbol:	Canada TSX.V – TVC
Frankfurt, Berlin – TGP

Tournigan Adopts Shareholder Rights Plan

Tournigan Gold Corporation (TSX-V: TVC) announces that its Board of Directors has adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to provide adequate time for shareholders of Tournigan and the Board of Directors to consider and evaluate any unsolicited takeover bid made for Tournigan's common shares; to provide the board with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid; to encourage the fair treatment of shareholders in the event of any bid for Tournigan, and to ensure that any proposed transaction is in the best interests of Tournigan's shareholders. The Rights Plan, which enters into effect immediately, is subject to TSX Venture Exchange approval and to ratification by Tournigan's shareholders, which will be sought at the annual and special meeting of shareholders scheduled for Friday, March 14, 2008.

Tournigan is not aware of any pending or threatened take-over bid for its common shares. The Rights Plan replaces a similar shareholder rights plan that expired earlier this year.

The rights issued under the Rights Plan will become exercisable only if a person, together with its affiliates, associates and joint actors, acquires or announces the intention to acquire beneficial ownership of shares which when aggregated with its current holdings total 20% or more of Tournigan's outstanding common shares (determined in the manner set out in the Rights Plan,) other than by a Permitted Bid. Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws, and, among other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than any shareholder or shareholders making the take-over bid, to purchase additional common shares of Tournigan at a substantial discount to the market price of the common shares at that time.

The Rights Plan is similar to those adopted by other Canadian listed companies and is consistent with Canadian corporate practice and institutional investor guidelines.

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. Tournigan intends to develop its best prospects. Tournigan has focused its efforts in countries that are economically and politically stable, have good infrastructure and a well-educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

"James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Contact Knox Henderson, Investor Relations at +1 (604) 683-8320, or visit www.tournigan.com

12th Floor – 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com